February 7, 2025

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Horizon Funds (the “Registrant”) for Registration Statement on Form N-14 (File No. 333-284739)

Request for Withdrawal of Form N-14 Filing

Ladies and Gentlemen:

The Registrant hereby requests the withdrawal of the Registration Statement on Form N-14 (File No. 333-284739) relating to the reorganization of Centre American Select Equity Fund and Centre Global Infrastructure Fund (each series of Centre Funds) into Centre American Select Equity Fund and Centre Global Infrastructure Fund, each series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on February 6, 2025, and was accepted by the Commission on February 6, 2025, (Accession No. 0001398344-25-002109).

No securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement after further consideration and discussion with the Securities and Exchange Commission (“Commission”) staff. The Registration Statement was an amendment to a previously filed N-14 and will be re-filed as N-14/A. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Registration Statement.

Very truly yours,

/s/ John Drahzal

President of the Trust